Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “PLDT, Smart to launch Clark as country’s first Smart 5G City”.

November 5, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 5, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 As of September 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 5, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT    Smart

PLDT, Smart to launch Clark as country’s first Smart 5G City

[5 November 2018] Leading telecom company and digital solutions provider PLDT, its wireless subsidiary Smart Communications Inc. (Smart) and Clark Development Corp. (CDC) have signed a memorandum of understanding to launch Clark Freeport Zone (CFZ) as the country’s first Smart 5G City.

Under the MoU, PLDT and Smart, together with technology partner Ericsson, will fire up the first 5G cell site in the city in November.

“We are happy to be working with CDC in building the city of the future, equipped with smart services and powered by 5G infrastructure, right here in Pampanga. This will benefit not only Clark but the country as well by demonstrating that we are in step with the rest of the world in adopting advanced intelligent technologies,” said PLDT and Smart Chairman and CEO Manuel V. Pangilinan.

In line with this program, PLDT and Smart are ramping-up the roll-out of LTE in key areas in CFZ and equipping all of them with 5G facilities in the coming months.

Alongside the MoU signing, Ericsson also showcased possible use cases for 5G in an exhibit that featured Ericsson’s Robotic Arm, Balancing Robot, Connected Mangroves and Connected Fleet technologies.

“We are glad that Clark was chosen to serve as the location for the very first 5G wireless platform in the Philippines. This, we believe, will not only be of benefit to Clark locators but also the many industries, various businesses and communities in the country as well,” said CDC President and CEO Noel Manankil.

"This undertaking forms part of the vision to help create communities that are smart, technology- focused, something that would help keep our country in the right cadence into the future," he added.

Exciting possibilities

With its capability to deliver extremely high speeds coupled with low latency, 5G opens up exciting possibilities for Internet of Things (IoT) applications for Filipinos, as well as smart applications for the transport sector, traffic management, manufacturing, airport and mall operations, logistics and warehousing, retail, customer support, and smart homes, among others.

“Through this pilot deployment, we will be able to test 5G’s capabilities using a live network and develop solutions that will serve the future needs of industries and government, such as autonomous vehicles, connected fleets, and smart buildings and factories,” said PLDT and Smart  Chief Revenue Officer Ernesto R. Alberto.

Armed with both fixed and wireless infrastructure powered by the country’s most extensive fiber network now at over 221,000 kilometers, PLDT and Smart are best positioned to deploy 5G in the country.

“To deliver 5G services to its customers in the future, Smart is upgrading its network’s Core and Transport elements. This includes upgrading to fiber the backhaul connecting the network’s cell sites around the country and deploying 5G-ready equipment in the ongoing LTE roll-out,” according to Mario G. Tamayo, PLDT-Smart Senior Vice President for Network Planning and Engineering.

“As we continue to roll-out LTE, LTE-Advanced and carrier aggregation technology nationwide, we are also making sure that these are already future-proof and 5G-capable,” Tamayo added.

Under its current network upgrade program, Smart is installing 5G-compatible radio equipment across its network, which now has over 2,000 5G-ready sites.

Country’s first Smart 5G city

Apart from ultra-high speeds, the key features of 5G include enhanced mobile broadband services, massive machine type communications, and ultra-reliable and low-latency communications.

“By piloting 5G in Clark, we are making this zone even more attractive to foreign investors,” said Juan Victor Hernandez, Senior Vice President and Head of Enterprise for PLDT and Smart. “Through this pilot, we are putting the possibilities of 5G closer to industries, businesses and enterprises operating in the city.”

First 5G pilot network in PH

Earlier in August, Smart and Ericsson signed an MoU to deploy the country’s first 5G pilot network by the first half of 2019. Under the MoU, the 5G network will be first deployed in Luzon, the country’s largest and most populous island where about a third of the population work and live.

The 3GPP compliant 5G Trial System that will be deployed in Smart includes Ericsson 5G RAN, Core and Transport solutions. The 5G pilot deployment will allow Smart to explore industry partnership engagements, collaborate with schools and universities, and further develop competence in 5G.

Testing 5G since 2016

Smart has been testing 5G since 2016, when it achieved speeds of 2.5 Gigabits per second (Gbps) using 100 MHz with latency of just 1 millisecond over a ‘live’ network—the first in the Philippines.

As part of its 5G preparations, Smart also launched in June its 5G Technolab, the company’s flagship facility for the research and development, standardization, and testing of 5G, which is designed to be a sustainable environment for innovative services.

Parent company PLDT has committed historic levels of resources for network transformation. For 2018, PLDT capex is expected to reach P58 billion, which includes allocations for the aggressive roll-out of its fiber broadband service, which also supports the stepped-up deployment of the mobile network by providing high-capacity links for cellular base stations. [END]

For more information, please contact:

Ramon R. Isberto, Head of Public Affairs, PLDT and Smart

+63 2 5113101 | RRIsberto@smart.com.ph

www.pldt.com.ph/newscenter | www.smart.com.ph/newsroom

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  November 5, 2018